Exhibit (a)(5)(F)

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9107 Wilshire Blvd ., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

[Additional counsel appear on signature page]

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

JOEL ROSENFELD IRA,	)	Case No. ‘19CV0413 LAB AGS
)
Plaintiff,	)
)
	)	JURY TRIAL DEMANDED
v.	)
)
MAXWELL TECHNOLOGIES, INC.,	)
RICHARD BERGMAN, STEVE	)
BILODEAU, JÖRG BUCHHEIM, FRANZ J.	)
FINK, BURKHARD GOESCHEL, ILYA	)
GOLUBOVICH, and JOHN MUTCH,	)
)
Defendants.	)
)
)
)
)
)

Plaintiff Joel Rosenfeld IRA (“Plaintiff”), by and through its undersigned counsel, for its complaint against defendants, alleges upon personal knowledge with respect to itself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

NATURE OF THE ACTION

1. This action is brought by Plaintiff against Maxwell Technologies, Inc. (“Maxwell” or the “Company”) and the members of its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e) and 78t(a) and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which Maxwell will be acquired by Tesla, Inc. (“Tesla”) through its wholly owned subsidiary Cambria Acquisition Corp. (“Offeror”) (the “Proposed Transaction”).

2. On February 4, 2019, Maxwell issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to sell Maxwell to Tesla. Pursuant to the terms of the Merger Agreement, on February 20, 2019, Offeror commenced the Tender Offer to purchase all outstanding shares of Maxwell for $4.75 per share of Maxwell common stock (the “Offer Price”). Pursuant to the Tender Offer, each share of Maxwell common stock will be exchanged for a fraction of a share of Tesla’s common stock, equal to the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla’s common stock as reported on the Nasdaq Global Select Market for the five consecutive trading days preceding the expiration of the Tender Offer, and which is subject to a floor that has been set at 80% of a volume weighted average price of Tesla common stock calculated prior to signing. The Tender Offer is scheduled to expire at 11:59 p.m., Eastern Time, on March 19, 2019.

3. On February 20, 2019, defendants filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”). The Recommendation Statement, which recommends that Maxwell stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) Maxwell management’s financial

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

projections; (ii) potential conflicts of interest faced by the Company’s financial advisor, Barclays Capital Inc. (“Barclays”), and Company insiders; and (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Barclays. The failure to adequately disclose such material information constitutes a violation of Sections 14(e) and 20(a) of the Exchange Act as Maxwell stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction.

4. In short, the Proposed Transaction will unlawfully divest Maxwell’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(e) and 20(a) of the Exchange Act promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Maxwell is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

THE PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Maxwell.

9. Defendant Maxwell is a Delaware corporation and maintains its principal executive offices at 3888 Calle Fortunada, San Diego, California 92123. Maxwell’s common stock is traded on the Nasdaq Global Select Market under the ticker symbol “MXWL.”

10. Defendant Richard Bergman (“Bergman”) has been a director of Maxwell since May 2015.

11. Defendant Steve Bilodeau (“Bilodeau”) has been a director of Maxwell since May 2016 and Chairman of the Board effective as of Maxwell’s 2017 Annual Shareholder Meeting.

12. Defendant Jörg Buchheim (“Buchheim”) has been a director of Maxwell since July 2016.

13. Defendant Franz J. Fink (“Fink”) has been President, Chief Executive Officer (“CEO”) and a director of Maxwell since May 2014.

14. Defendant Burkhard Goeschel (“Goeschel”) has been a director of Maxwell since February 2007.

15. Defendant Ilya Golubovich (“Golubovich”) has been a director of Maxwell since May 2017.

16. Defendant John Mutch (“Mutch”) has been a director of Maxwell since April 2017.

17. Defendants Bergman, Bilodeau, Bucheim, Fink, Goeschel, Golubovich and Mutch are collectively referred to herein as the “Board” or the “Individual Defendants.”

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

OTHER RELEVANT ENTITIES

18. Tesla is a Delaware corporation and maintains its principal executive offices at 3500 Deer Creek Road, Palo Alto, California 94304. Tesla’s common stock is traded on the Nasdaq Global Select Market under the ticker symbol “TSLA.”

19. Offeror is a Delaware corporation and a wholly-owned subsidiary of Tesla.

SUBSTANTIVE ALLEGATIONS

Company Background

20. For over 50 years, Maxwell, originally named Maxwell Laboratories, Inc., has been developing, manufacturing and marketing energy storage and power delivery products for automotive, heavy transportation, renewable energy, backup power, wireless communications and industrial and consumer electronics applications. Maxwell markets its products on a global scale and maintains design, sales and manufacturing locations in the United States, Germany, China and South Korea.

21. Maxwell focuses primarily on two product lines: manufacturing and marketing ultracapacitor devices for energy storage and developing its dry battery electrode technology.

22. Maxwell’s ultracapacitor products are energy storage devices that possess a unique combination of high power density, extremely long operational life and the ability to charge and discharge very rapidly. Maxwell’s ultracapacitor cells, multi-cell packs, modules and subsystems provide highly reliable energy storage and power delivery solutions for applications in multiple industries, including automotive, grid energy storage, wind, bus, industrial and truck. Building on the power characteristics of its ultracapacitor energy storage devices, Maxwell also manufactures lithium-ion capacitors which have enhanced energy storage capabilities and are uniquely designed to address a variety of applications in the rail, grid, and industrial markets where energy density and weight are differentiating factors.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

23. With respect to dry battery electrode technology, Maxwell has developed and transformed its patented, proprietary and fundamental dry electrode manufacturing technology Maxwell has historically used to make ultracapacitors to create a technology that can be applied to the manufacturing of batteries, particularly for use in electric vehicles. As set forth in its Annual Report for the fiscal year ended December 31, 2018 filed on Form 10-K with the SEC on February 14, 2018 (“Annual Report”), Maxwell believes that improved lithium-ion batteries are the key enabling technology for vehicle electrification, and as such, cost reduction and performance improvement have become critical targets for the world’s leading lithium-ion battery manufacturers and automotive original equipment manufacturers (“OEMs”) and that through its dry battery electrode technology can successfully address the need to improve energy density, extend battery life and improve durability, leading to significant cost reductions and production capacity density increases and addressing customers’ demands for more environmentally-responsible solutions.

24. Maxwell continually seeks to diversify and grow its energy storage portfolio. In 2017, Maxwell acquired Nesscap Energy, Inc. (“Nesscap”), to combine Nesscap’s best-in-class small cell product portfolio with Maxwell’s leadership in large cell solutions to create the most complete portfolio available in the market for its customers.

25. Further according to Maxwell’s Annual Report, the Company has engaged in important partnerships and business opportunities, including in the automotive market, which Maxwell sees as having the largest growth potential for the Company as the need for high power and rapid response energy storage and power delivery solutions increase with the spread of hybrid electric vehicles and autonomous driving. For example, in 2018, Maxwell partnered with Zhejiang Geely Holding Corp. (“Geely”), the parent company for brands such as Volvo and Geely Auto, which focuses on integration of state-of-the-art ultracapacitors and advanced power conversion electronics into its global automotive vehicle lineup in support of their fleet electrification strategy.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Geely will include Maxwell’s ultracapacitor-based peak power system into its five model year 2020 mild-hybrid and plug-in hybrid vehicles.

26. According to the Annual Report, Maxwell has also positioned itself for growth in the grid energy storage, light rail infrastructure and wind markets. In the grid energy storage market, Maxwell has experienced increased customer levels and in 2018 engaged in a subsystem design-in with Siemens Transmission Solutions to deliver economical, fast responding, long life grid voltage and frequency support solutions. Maxwell’s grid energy storage systems are an integral design element in the Siemens’ SVC PLUS FS that will provide system inertia in the form of fast, active power injection. In connection with China’s light rail infrastructure and wind market, Maxwell has partnered with China Railway Rolling Rock Corporation to develop lithium-ion capacitor based light rail on-board systems and looks to continue ongoing development of offshore wind resources in the country.

27. On August 6, 2018, Maxwell reported its financial results for the second quarter of 2018, including total revenue of $29.5 million, compared to $28.4 million of total revenue in the first quarter of 2018. Despite a challenging market due to recent U.S. tariffs on China imports and unclear U.S. tax incentive policy, defendant Fink remained positive about the Company’s future, stating:

Despite this, we believe that the long-term fundamentals of our business have not changed. End demand in the markets we serve is growing, we continue to make excellent progress with our dry battery electrode technology development and strategic partnership discussions, and our overall strategy is playing out as intended. . . . We continue to make progress in all our energy storage target markets and are well positioned for long-term growth. Although we are facing short-term headwinds, the core energy storage product line is stable and market indicators bode well for mid- to long-term robust demand for our high voltage capacitor products.

28. Thereafter, on November 6, 2018, Maxwell reported its financial results for the third quarter of 2018, including total revenue of $33.7 million, compared to $29.5 million in the second quarter of 2018. For the third quarter, energy storage revenue increased to $26.5 million compared to $22.7 million for the second quarter of 2018. Defendant Fink commented on the successful third quarter, stating:

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

In Q3, we experienced sequential revenue growth driven by energy storage product sales in the wind and non-China bus markets, enhanced our position in the grid market with a new partnership, and our overall pipeline continues to grow. Additionally, testing of our dry battery electrode technology is progressing to plan and we are making headway with potential partners, which should change the long-term dynamics of our business. Long-term, we remain optimistic about our competitive position and our ability to capitalize on the global opportunities ahead of us[.]

29. Most recently, on February 14, 2019, Maxwell reported total year end revenue for 2018 of $90.4 million, compared to $87.7 million for the 2017 year end.

The Sale Process Leading to the Proposed Transaction

30. In mid-2018, Tesla and Maxwell began a series of discussions in connection with a potential strategic commercial relationship.

31. On December 12, 2018, Brian Scelfo (“Scelfo”) of Tesla contacted defendant Fink to convey Tesla’s interest in a potential acquisition of Maxwell rather than pursuing a strategic commercial relationship.

32. The next day, the Board met and discussed whether to engage in discussions regarding a potential sale of Maxwell and in particular with entering into negotiations with Tesla, including whether and how to respond to any proposal that may be received from Tesla and whether to contact additional parties to gauge their interest in acquiring Maxwell. The Board authorized Barclays to work with defendant Fink and his executive management team, on exploring a potential sale of Maxwell pursuant to the terms of an existing engagement agreement that had previously been entered into between Maxwell and Barclays in January 2017, including authorization for management to begin engagement with Tesla to explore Tesla’s interest in an acquisition.

33. Following the December 13, 2018 Board meeting, defendant Fink received a call from Scelfo, who expressed Tesla’s interest in conducting due diligence for a potential transaction.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

On December 14, 2018, Tesla and Maxwell entered into the mutual nondisclosure agreement related to a possible negotiated transaction between Tesla and Maxwell.

34. On December 14, 2018, Tesla delivered a non-binding letter of intent to defendant Fink proposing to acquire 100% of the outstanding shares of capital stock of Maxwell for a per share purchase price of $2.35, paid in shares of Tesla stock based on an exchange ratio to be fixed at the time of signing definitive transaction documents.

35. On December 18, 2018, the Board met and authorized defendant Fink and Company management to continue discussions with Tesla while seeking a higher per share offer price.

36. On December 20, 2018, Scelfo, on behalf of Tesla, delivered a revised non-binding letter of intent to defendant Fink to acquire 100% of the outstanding shares of capital stock of Maxwell for a per share purchase price of $3.10.

37. Between December 23 and December 28, 2018, defendant Fink had numerous email correspondences with Scelfo in order to conduct further diligence and discuss the benefits of a potential transaction. During this period, Scelfo conveyed that Tesla was no longer interested in a potential strategic commercial arrangement with Maxwell and it would move in a different direction should Maxwell and Tesla be unable to reach an agreement regarding a potential acquisition of the entire capital stock of Maxwell.

38. Following a December 28, 2018 Board meeting, defendant Fink contacted Scelfo and indicated to Scelfo that it was the Board’s view that it would likely require at least $5.75—$6.00 per share price to gain the support of Maxwell’s largest institutional investors.

39. On January 7, 2019, Scelfo, on behalf of Tesla, delivered a revised non-binding letter of intent to defendant Fink to acquire 100% of the outstanding shares of capital stock of Maxwell for a per share purchase price of $4.35.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

40. On January 14, 2019, the Strategic Transaction Committee of the Board (the “Strategic Transaction Committee”) met and discussed a list of potential alternative buyers of Maxwell jointly identified by Barclays and members of Maxwell management. Two days later, the Strategic Transaction Committee met and authorized Barclays to proceed with contacting all potential parties that had been identified, other than two companies that would be contacted by a member of the Board. None of the parties submitted a bid for the Company.

41. Also on January 16, 2019, Maxwell provided a written response to Tesla proposing a counteroffer of $4.75 per share and further indicating that if Tesla shares were provided as consideration in the transaction, Maxwell would request a pricing formula that gave Maxwell shareholders fixed value for their Maxwell shares to account for any fluctuations in the Tesla trading price between signing and closing.

42. On January 18, 2019, Scelfo, on behalf of Tesla, delivered a revised non-binding letter of intent to defendant Fink for an acquisition of 100% of the outstanding shares of capital stock of Maxwell for $4.75.

43. On January 23, 2019, the Board met and approved Maxwell entering into a non-binding letter of intent and exclusivity agreement with Tesla. In addition, based upon the potential transaction and updated information related to sales and customer orders and forecasts, the Board approved the financial projections extended out to 2025 prepared by Maxwell’s management, which were also updated to take into account recent developments, including the removal of any potential revenue based on a potential commercial arrangement with Tesla and the addition of forecasted revenue amounts from potential alternative automotive manufacturers.

44. Later that day, Maxwell and Tesla entered into the non-binding letter of intent and an exclusivity and non-solicitation agreement with Tesla providing for exclusive negotiations through February 21, 2019.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

45. In the afternoon of February 3, 2019, the Strategic Transaction Committee held a special meeting and Barclays presented its financial analyses underlying its fairness opinion. The Strategic Transaction Committee recommended, among other things, that the Board enter into the Proposed Transaction.

46. Immediately following the meeting of the Strategic Transaction Committee, the Board held a special meeting and Barclays delivered its fairness opinion and the Board determined to enter into the Proposed Transaction.

47. Thereafter, on February 3, 2019, Maxwell and Tesla signed the Merger Agreement and, before the open of markets on February 4, 2019, Maxwell issued a press release announcing the Proposed Transaction that stated, in relevant part:

San Diego (February 4, 2019)—Maxwell Technologies, Inc. (Nasdaq: MXWL or the “Company” or “Maxwell”), a leading developer and manufacturer of energy solutions, today announced it has entered into a definitive agreement (the “Merger Agreement”) to be acquired by Tesla, Inc. (Nasdaq: TSLA or “Tesla”). Tesla will commence an all stock exchange offer for all the issued and outstanding shares of the Company (the “Offer”), after which the Company will be merged with a Tesla subsidiary and become a wholly owned subsidiary of Tesla.

The Offer will value each share of Maxwell common stock at $4.75 per share. Pursuant to the Offer, each share of Maxwell common stock will be exchanged for a fraction of a share of Tesla’s common stock, equal to the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla’s common stock as reported on the NASDAQ Global Select Market for the five consecutive trading days preceding the expiration of the Offer, and which is subject to a floor that has been set at 80% of a volume weighted average price of Tesla common stock calculated prior to signing.

The closing of the transaction is subject to the successful tender and exchange of shares, certain regulatory approvals and customary closing conditions. These terms, along with additional terms and conditions of the transaction, can be found in the Company’s Form 8-K filed on February 4, 2019 with the Securities and Exchange Commission and in the Merger Agreement, which is filed as an exhibit to the Company’s Form 8-K.

While there can be no assurances on the closing date, the Company anticipates that the merger will be consummated in the second quarter of 2019, or shortly thereafter, should all conditions be met and subject to the timing of the aforementioned approvals.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

The Merger Agreement and the consummation of the Offer, merger and other transactions contemplated in the Merger Agreement have been unanimously approved by Maxwell’s board of directors, all of whom recommend to the Company’s stockholders that they accept the Offer and tender their Maxwell shares pursuant to the Offer. The directors and certain officers of Maxwell and I2BF Energy Limited have agreed to tender all of their Maxwell shares in the Offer, which in the aggregate represent approximately 7.56% of the outstanding shares of Maxwell common stock.

“We are very excited with today’s announcement that Tesla has agreed to acquire Maxwell. Tesla is a well-respected and world-class innovator that shares a common goal of building a more sustainable future,” said Dr. Franz Fink, President and Chief Executive Officer of Maxwell. “We believe this transaction is in the best interests of Maxwell stockholders and offers investors the opportunity to participate in Tesla’s mission of accelerating the advent of sustainable transport and energy.

Insiders’ Interests in the Proposed Transaction

48. Maxwell insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Maxwell.

49. Maxwell insiders stand to reap substantial financial benefits for securing the deal with Tesla. For example, the following table sets forth the expected value of each of Maxwell’s non-employee directors’ options and time-based RSUs as of February 11, 2019:

Name	Vested Maxwell Options (#)(1)	Unvested Maxwell Options (#)(2)	Value of Maxwell Options ($)(3)	Maxwell Unvested RSU Awards (#)(4)	Value of Unvested Maxwell RSU Awards ($)(5)	Maxwell Vested and Deferred RSU Awards (#)	Value of Maxwell Vested and Deferred RSU Awards ($)(5)	Total ($)
Richard Bergman	5,000	5,000	—	19,785	93,979	44,923	213,384	307,363
Steve Bilodeau	5,000	5,000	—	19,785	93,979	30,421	144,500	238,479
Jörg Buchheim	5,000	5,000	—	19,785	93,979	—	—	93,979
Burkhard Goeschel	5,000	5,000	—	19,785	93,979	—	—	93,979
Ilya Golubovich	5,000	5,000	—	19,785	93,979	40,187	190,888	284,867
John Mutch	5,000	5,000	—	19,785	93,979	—	—	93,979

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

50. Further, if they are terminated in connection with the Proposed Transaction, Maxwell’s named executive officers are set to receive substantial cash severance payments in the form of golden parachute compensation, as set forth in the following table:

Name	Vested Maxwell Options (#)(1)	Value of Vested Maxwell Options ($)(2)	Accelerated Unvested Maxwell Options Upon a Qualifying Termination (#)(3)	Value of Accelerated Unvested Maxwell Options Upon a Qualifying Termination ($)(4)	Accelerated Maxwell RSU Awards Upon a Qualifying Termination (#)(5)	Value of Accelerated Maxwell RSU Awards Upon a Qualifying Termination ($)(6)	Total ($)(7)
Dr. Franz J. Fink	73,626	—	24,541	—	551,189	2,618,148	2,618,148
David Lyle	25,160	—	8,386	—	243,328	1,155,808	1,155,808
Everett Wiggins	10,602	—	3,534	—	113,003	536,764	536,764
Emily Lough	4,750	—	—	—	83,449	396,383	396,383

The Recommendation Statement Contains Numerous Material Misstatements or Omissions

51. The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Maxwell’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in favor of the Proposed Transaction.

52. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) Maxwell management’s financial projections; (ii) potential conflicts of interest faced by the Company’s financial advisor, Barclays, and Company insiders; and (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Barclays. Accordingly, Maxwell stockholders are being asked to make a tender decision in connection with the Proposed Transaction without all material information at their disposal.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Material Omissions Concerning Maxwell’s Financial Projections

53. The Recommendation Statement is materially deficient because it fails to disclose material information relating to the Company’s intrinsic value and prospects going forward.

54. The Recommendation Statement sets forth that in connection with its 2019 long-range plan process, Maxwell’s management prepared financial projections for calendar years 2019 through 2023, which were reviewed by the Board. Recommendation Statement at 30.

55. The Recommendation Statement fails to disclose, however, (i) the specific timeframe the projections for the calendar years 2019 to 2023 prepared in connection with Maxwell’s 2019 long-range plan process were created and reviewed with the Board; (ii) the unlevered free cash flow figures for this set of projections; and (iii) whether these projections assumed the refinancing of Maxwell’s $46 million of Senior Convertible Notes due in 2022.

56. Additionally, with respect to the updated projections which were extended for the calendar years 2024 to 2025, the Recommendation Statement fails to disclose the rationale for the removal of any potential revenue based on a potential commercial arrangement with Tesla, and quantification of the revenue attributable to a potential commercial arrangement with Tesla that was removed from the updated projections.

57. Without this omitted projection information, Maxwell stockholders cannot adequately assess the revisions to the Company’s projections and whether the revisions were proper or were engineered to depress the future financial outlook of the Company in order to make the Offer Price appear more favorable.

58. The omission of this information renders the statements in the “Projected Financial Information” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Material Omissions Concerning Barclays’ and Company Insiders’ Potential Conflicts of Interest

59. The Recommendation Statement also fails to disclose material information concerning potential conflicts of interest.

60. The Recommendation Statement fails to disclose material information concerning the fees received by Barclays for any past work performed for the Company or Tesla and its affiliates.

61. For example, with respect to Barclays, the Recommendation Statement sets forth: Barclays is acting as financial advisor to Maxwell in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Maxwell has paid Barclays an opinion fee of $500,000 and has agreed to pay Barclays an additional transaction fee, currently estimated at approximately $4.37 million, which will be payable by Maxwell upon consummation of the transactions contemplated by the merger agreement. In addition, Maxwell has agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by Maxwell and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Maxwell, Tesla and their affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (i) acted as bookrunner in connection with Tesla’s offering of $1.0 billion convertible notes in March 2017; (ii) acted as an underwriter in connection with Tesla’s $402.5 million follow-on offering in March 2017; (iii) acted as financial advisor in connection with the Maxwell’s Defense Advisory Settlement entered into in April 2017; (iv) acted as joint bookrunner in connection with Tesla’s inaugural high yield offering of $1.80 billion senior notes due 2025 in August 2017; (v) acted as an underwriter in connection with the Maxwell’s $46.0 million senior unsecured convertible notes offering in October 2017; (vi) acted as an underwriter in connection with the Maxwell’s $23.0 million follow-on offering in August 2018; and (vii) acted as financial advisor in connection with the Maxwell’s divestiture of its high voltage capacitors business in December 2018. In addition, (i) Barclays is currently engaged by the Maxwell to advise on certain corporate defensive advisory matters should they arise and we would receive customary fees in connection therewith; (ii) an affiliate of Barclays acts as a lender under Tesla’s $1.2 billion revolving credit facility which expires in June 2020; (iii) in addition to the lending relationship with Tesla specified in the preceding clause, an affiliate of Barclays also acts as a lender in connection with two other facilities with different entities affiliated with Tesla, both of which expire in August 2019; and (iv) Barclays remains in contact with Tesla concerning the possible future provision of investment banking and financial services.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Recommendation Statement at 39. The Recommendation Statement, however, fails to disclose the fees Barclays received in connection with the services it performed for Maxwell, Tesla and entities affiliated with Tesla.

62. Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

63. The Recommendation Statement also fails to disclose material information concerning the potential conflicts of interest faced by Maxwell insiders.

64. The Recommendation Statement fails to disclose whether any Maxwell executives have secured positions with the combined company as well as the details of any employment -related discussions and negotiations that occurred between Tesla and Maxwell executive officers, including who participated in all such communications, when they occurred and their content. The Recommendation Statement further fails to disclose whether any of Tesla’s prior proposals or indications of interest mentioned management retention in the combined company or the purchase of or participation in the equity of the surviving corporation.

65. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

66. The omission of this information renders the statements in the “Background of the Offer and the Merger” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Material Omissions Concerning Barclays’ Financial Analyses

67. The Recommendation Statement describes Barclays’ fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Barclays’ fairness opinion and analyses fails to include key inputs and assumptions underlying the analyses. Without this information, as described below, Maxwell’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Barclays’ fairness opinion in determining whether to tender their shares in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Maxwell’s stockholders.

68. With respect to Barclays’ Discounted Cash Flow Analysis (“DCF”), the Recommendation Statement fails to disclose: (i) quantification of the inputs and the assumptions underlying the discount rates ranging from 14.0% to 18.0%; (ii) what financial metric Barclays applied perpetuity growth rates to in order to derive the residual value of Maxwell at the end of the forecast period, or “terminal value”; (iii) the implied terminal multiples resulting from the analysis; and (iv) quantification of Maxwell’s net debt as of December 31, 2018, used by Barclays in its analysis.

69. With respect to Barclays’ Selected Comparable Company Analysis and Selected Precedent Transaction Analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for the companies and transactions observed by Barclays in its respective analyses.

70. When a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

71. The omission of this information renders the statements in the “Opinion of Maxwell’s Financial Advisor” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

72. The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff will be unable to make a fully-informed tender decision in connection with the Proposed Transaction and is thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for

Violations of Section 14(e) of the Exchange Act

73. Plaintiff repeats all previous allegations as if set forth in full.

74. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

75. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender its shares pursuant to the Tender Offer.

76. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender its shares.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

COUNT II

Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

77. Plaintiff repeats all previous allegations as if set forth in full.

78. The Individual Defendants acted as controlling persons of Maxwell within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Maxwell and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

79. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

80. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

81. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

82. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

83. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor on behalf of Maxwell, and against defendants, as follows:

A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

D. Granting such other and further relief as this Court may deem just and proper.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: March 1, 2019		WEISSLAW LLP
Joel E. Elkins

	By:	/s/ Joel E. Elkins
Joel E. Elkins
9107 Wilshire Blvd., Suite 450
Beverly Hills, CA 90210
Telephone: 310/208-2800
Facsimile: 310/209-2348
-and-
Richard A. Acocelli
1500 Broadway, 16th Floor
New York, NY 10036
Telephone: 212/682-3025
Facsimile: 212/682-3010

Attorneys for Plaintiff

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS